Exhibit 99.1

  No. 32/09
(All amounts expressed in U.S. dollars unless otherwise noted)

IAMGOLD PROVIDES THIRD QUARTER EXPLORATION UPDATE

Toronto, Ontario, October 19, 2009 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to provide a third quarter update on exploration activities.  Exploration expenditures totalling $56 million are now planned for 2009 of which $36 million is for greenfield exploration initiatives.  Activities and new projects focus on the Company’s key exploration areas, namely West Africa, Quebec, the Guiana Shield, Brazil and the northern Andean regions of South America. Additionally, the Company continues to search aggressively for advanced exploration joint venture or acquisition opportunities that will provide the foundation for future growth.

Highlights of the Q3 2009 exploration activities reported herein:

•	Rosebel: 90,000 metre exploration program on schedule with 80% of drilling now complete with revised resource and mine design updates in progress.

•
Sadiola / Yatela: The 18-month, $14.9 million exploration program is on schedule and a supplementary $2.2 million capitalized exploration budget has been approved following encouraging results at Yatela, extensions of the mineralization at Alamoutala Pit, and exploration targets north of Yatela.

•	Kalana: An Option to Joint Venture was signed with Avnel Resources on a highly prospective West Mali property, and exploration activities have begun.

•	Siribaya: The Joint Venture with Merrex Resources announces a significant extension to the known gold resource and identification of additional satellite targets.

SOUTH AMERICA

Suriname - Rosebel
The 2009 exploration program at Rosebel is designed to convert measured, indicated and inferred resources into proven and probable reserves, to extend resources along strike and at depth, and to identify new resources near known deposits.  The exploration program totals 90,000 metres to be drilled on six known gold deposits (Koolhoven, J-Zone, Pay Caro, Mayo, Royal Hill, and Rosebel) plus an advanced exploration project (Roma), situated between the Mayo and Royal Hill pits.  In Q3 2009, the exploration program remained on schedule with drilling activity encompassing the Koolhoven (6,562 metres), Mayo (12,994 metres), J-Zone (3,956 metres) and Pay Caro (1,197 metres) pits, the Roma deposit (1,134 metres) and Rosebel (3,228 metres) for a total of 29,071 metres.  Drill results received to date provide increasing confidence that Rosebel reserves and resources will be increased by year end.

Phase one drilling programs for J-Zone and Pay Caro were completed during Q3 2009, while the phase one Rosebel program remains in progress.  The phase two drilling programs for Mayo and Koolhoven were also completed during the quarter with phase two programs underway at Roma and Pay Caro.  The block models for Royal Hill and Roma were revised and forwarded to Rosebel Engineering for updates to the mine design and economic modeling respectively.

Interpretation of the Koolhoven and J-Zone results are underway, while results are pending for the other drilled deposits.  At J-Zone and Koolhoven drill results include significant intersections and indicate that the two resources continue to converge.  At Mayo, assay results have been returned for only four of the 27 phase two holes, with significant intercepts being reported for two of the four holes received.

Exploration on advanced prospects outside of the central Rosebel mining lease was directed at the Kraboe Doin  and Blauwe Tent prospects located approximately seven kilometres south of the Rosebel mine complex. This work is being carried out in preparation for diamond drilling planned for Q4 2009 as part of the Company’s 11,000 metre regional exploration drill program in 2009. Partial assay results from the Mamakreek zone, located on the northern structural trend hosting the Pay Caro – East Pay Caro, Koolhoven and J-Zone deposits reported in the “Q2 2009 Exploration Update” indicated sub-economic results.  Full assay results from the 3,744 metre diamond drill program failed to improve on these results.

Suriname - Sarakreek
At the Sarakreek project, located 100 kilometres south of the Rosebel Mine, a 1,235 metre reverse circulation drill program was completed during Q3 2009 in 28 holes. The drill program was designed to test for extensions of significant drill intersections between the Awari and Sula zones first reported by the Company in 2008. Assay results indicate that gold mineralization is not continuous between the two zones. Field surveys, including extensive auger soil geochemical surveys are in progress to upgrade other prospective areas within the Company’s 1,289 square kilometre Sarakreek and Tapanahony concession blocks.

Brazil – Minas Gerais
A second drill has been added to the 5,000 metre diamond drilling campaign on the Company’s Minas Gerais project located within the important Iron Quadrangle gold district of Brazil. The program is more than 60 percent complete and assay results indicate a series of narrow, but significant vein sets that underlie historic 17th century surface workings.  Drill highlights include the following assay intervals reported over core lengths: 2.14 g/t Au over 2.13 metres, 17.05 g/t Au over 0.75 metres, and 1.5 g/t Au over 4.13 metres. Field surveys continue to add new Archean lode gold targets across the Company’s extensive property package.

AFRICA

Mali – Sadiola / Yatela
At Sadiola / Yatela, an additional $2.2 million capitalized exploration budget was approved to compliment the $14.9 million exploration program approved in May 2009. The 18-month exploration program was designed to fully evaluate the remaining oxide gold potential on the Joint Venture lands, and undertake further investigation of potential sulphide mineralization by Q3 2010. More than 88,000 metres of drilling were planned for 2009, and the Joint Venture now expects to drill approximately 100,000 metres by the end of 2009. Four reverse circulation drills and one diamond drill are currently working and a second diamond drill will be added in October.  The 2009 exploration program is on track with 66,111 metres of combined reverse circulation and diamond drilling completed through Q3 2009.

The additional $2.2 million capitalized exploration funding was approved in response to encouraging exploration drill results in and adjacent to the Yatela Pit, targeted extensions of the Alamoutala Pit, and exploration targets north of Yatela. These three areas will be the primary focus of exploration in Q4 2009 near the Yatela operation. Exploration between the FE3 and FE4 Pits on the Sadiola concession demonstrates that additional oxide gold mineralization is present in similar geologic settings to that found in the adjacent pits, and the area represents an important target for additional resources. Step-out and in-fill drilling is expected to resume in Q4 2009 following completion of the planned exploration near Yatela. As part of the comprehensive program underway, numerous early stage exploration targets are also in various stages of investigation. Gravity geophysical surveys, in conjunction with a detailed airborne magnetic and radiometric survey completed in September 2009 has advanced the early stage exploration phase of the program, and refined numerous targets.

Mali - Siribaya, Merrex Gold JV
At Siribaya, the Joint Venture gold project with Merrex Gold Inc. (“Merrex Gold”), the 2009 diamond drilling program totalling 4,706 metres with 17 holes at depths of 200 – 250 metres was completed during Q2 2009.  Drilling was focused on the main target, Zone 1B, where Merrex Gold had previously identified an indicated resource of 2.1 million tonnes grading 1.81 g/t Au (123,000 contained ounces) and inferred resources of 5.7 million tonnes grading 1.74 g/t Au (319,000 contained ounces) at cut-offs of 0.5 g/t Au.  All drill results have now been received and have almost tripled the strike length of the continuously mineralized zone from 300 metres to 900 metres.  The mineralization is still open to the north, south and at depth.  Significant assay results are included in Table 1.  Merrex Gold is currently the operator of the exploration program, and IAMGOLD can elect to operate the program after the completion of $5 million in work expenditures. The Company believes that in Q3 2009 it has met its first year’s work commitment of C$3.0 million in exploration expenditures.

Hole	From (m)	To (m)	Length (m)	Assay (g/t)
SR-DD-09-81	284	294	10	5.30
including	286	287	1	17.85
SR-DD-09-83	147	159	12	5.81
including	152	153	1	17.9
SR-DD-09-83	247.5	265	17.5	2.28
SR-DD-09-85	111	120	9	3.85
SR-DD-09-85	148	164	16	5.37
including	152	153	1	25.5
SR-DD-09-85	205	214	9	2.61
SR-DD-09-88	176	199	23	3.14
including	176	190	14	4.41
including	179	181	2	15.08
SR-DD-09-89	150	165	15	2.18
including	154	159	5	4.53
SR-DD-09-89	177	187.5	10.5	3.52
including	177	179.25	2.25	11.39
SR-DD-09-93	145.5	156	10.5	3.69
SR-DD-09-95	190	202	12	4.75

Table 11:  Siribaya 2009 Significant Assay Results

Mali - Kalana, Avnel Gold JV
Exploration work is underway on the previously announced Kalana Project that is held under an Option to Joint Venture with Avnel Gold Mining Limited (“Avnel Gold”). The project is located in West Mali, and underlain by the prolific Proterozoic Birimian volcano-sedimentary sequence that is host to most of the world-class gold occurrences of West Africa. Prior to IAMGOLD’s involvement at Kalana, historical exploration and mining was directed principally at narrow, shallow dipping, high grade veins. The Company believes that the high grade mineralization may represent a portion of a much larger gold mineralized system that may be amenable to bulk mining. The Company initiated field investigations in Q3 2009 with geologic mapping and sampling of approximately four kilometres of underground workings. Work currently underway is directed at developing an exploration model to support a significant reverse circulation and diamond drill program to commence in January 2010.  A detailed airborne radiometric survey is scheduled to start in October 2009 to assist with structural interpretation of the 387.4 square kilometre project area, and aid in the evaluation of other known gold mineralized trends.

Burkina Faso - Essakane Project
The Essakane Exploration Team is fully operational as demonstrated by the completion of 16,581 metres of condemnation drilling at Essakane. The drilling was carried out in Q3 2009 in areas of planned infrastructure as part of an accelerated construction schedule.  A planned airborne magnetic and radiometric survey is set to commence in November 2009 that will cover IAMGOLD’s entire 1,367 square kilometre concession area including the Mining Lease.  Prior to year end 2009, the Company plans to initiate 10,000 metres of reverse circulation drilling principally on established high priority targets on trend with the main resource area.

1 a)  All intersection lengths are core lengths, not true widths.  b) Only intersections of one metre and longer with average gold grade of 1.0 g/t Au and higher are included.  c)  Intersections grading less than 1.0 g/t Au were excluded.

Technical Information and Qualified Person/Quality Control Notes
The technical disclosure and mineral resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).  The technical information has been included herein with the consent and prior review of the below noted qualified persons.  The Qualified Persons have verified the data disclosed, including sampling, analytical and test data underlying the information or opinions contained herein.

The following table lists the Qualified Persons responsible for reviewing for each project and that has reviewed the contained technical disclosure.

Property	Qualified Person responsible for the project
Rosebel Mine, Suriname	Gabriel Voicu, Geology Superintendent, Marie-France Bugnon, General Manager Exploration – Guiana Shield
Siribaya, Merrex Gold Inc., Mali	Jean-Marc Gagnon, Exploration Manager, Mali of Merrex Gold Inc.
Minas Gerais, Brazil	Charles Beaudry, Senior Exploration Manager

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F.  A copy of the 2008 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Forward Looking Statement

This press release contains forward-looking statements.  All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements.  Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology.  Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation:

Michael Donnelly	Tamara Brown
Senior Vice President, Exploration	Director, Investor Relations
Tel: 416 933 4731	Tel: 416 360 4743
Toll-free: 1 888 464 9999	Toll-free: 1 888 464 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com.  All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.